Filed by ArcLight Clean Transition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ArcLight Clean Transition Corp. II

Commission File No. 001-40272

WSJ News Exclusive | Deals

Renewable Natural Gas Firm Opal Fuels to Go Public in $2 Billion SPAC Merger

Opal Fuels recovers methane from landfills and dairy farms to make a diesel-fuel alternative; it is combining with blank-check firm ArcLight Clean Transition II

Opal Fuels recently opened a facility at Paloma Dairy in Arizona to capture and convert emissions into RNG.

Photo: Opal Fuels

By Amrith Ramkumar

Dec. 2, 2021 6:00 am ET

Renewable natural-gas producer Opal Fuels LLC is merging with a special-purpose acquisition company to go public with a valuation of roughly $2 billion, the companies said.

White Plains, N.Y.,-based Opal produces renewable natural gas, or RNG, by capturing methane from landfills and dairy farms and converting it into an alternative to diesel fuel. It then delivers RNG to trucking customers such as United Parcel Service Inc. and Waste Management Inc. with fuel stations in 42 states. RNG can also be sold to utilities or turned into green hydrogen fuel, Opal says.

Although RNG is currently a tiny sliver of the energy market, analysts expect output to grow rapidly in the years ahead as more companies across industries work to minimize environmental damage.

Adam Comora, Opal co-chief executive officer, said one of the firm’s advantages is that it is already vertically integrated, meaning it can simultaneously work with landfills and dairy farms to limit their emissions while meeting demand for clean fuel from large companies.

“We feel very fortunate that we sit at the epicenter of both of those trends,” Mr. Comora said in an interview.

Opal is combining with the SPAC ArcLight Clean Transition Corp. II, a so-called blank-check firm focused on the energy transition.

Owned by the sustainability-focused investment firm Fortistar LLC, Opal was created late last year through the combination of three separate companies: Fortistar Methane Group, Fortistar RNG and TruStar Energy.

The firm has used so-called biogas projects for renewable electricity for years but is now focused on converting those to make transportation fuel. When sold as an alternative to diesel, RNG is significantly cheaper, Mr. Comora said.

Fuel and green-energy credits also give customers incentives to use RNG. Some analysts say higher costs for some other applications of biogas, without factoring in such credits, could limit its uptake.

Opal’s deal adds to a flurry of green-energy SPAC combinations. SPAC deals have become ubiquitous in the past year, in part because they allow companies going public to make business projections that aren’t allowed in traditional initial public offerings. Blank-check deals also let companies quickly raise cash to accelerate expansion, executives say.

Opal is raising a $125 million private investment in public equity, or PIPE, associated with its SPAC deal. PIPE investors include NextEra Energy Inc., NEE 1.22% commodity trading giant Gunvor Group and Wellington Management.

NextEra is also making a preferred equity investment in Opal of up to $100 million.

The ArcLight SPAC has about $310 million, though blank-check firm investors could withdraw their money before the deal goes through. Low share prices incentivize such withdrawals. The SPAC is backed by energy infrastructure private-equity firm ArcLight Capital Partners LLC. One of the firm’s previous SPACs took electric-vehicle technology startup Proterra Inc. PTRA -4.37% public.

A SPAC is a shell firm that raises money from investors and trades on a stock exchange with the intent of merging with a private firm to take it public. After the private company files detailed financial statements with the Securities and Exchange Commission and regulators approve the deal, the private firm replaces the SPAC in the stock market.

A record of more than 235 SPAC deals have been announced this year that value companies at about $575 billion, according to Dealogic.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or ArcLight’s or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements, including the identification of a target business and a potential business combination or other such transaction are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ArcLight and its management, and the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ArcLight’s final prospectus relating to its initial public offering, dated September 22, 2020, and other filings with the Securities and Exchange Commission (SEC), including the registration statement on Form S-4 to be filed by ArcLight in connection with the transaction, as well as (1) the inability to complete the proposed transaction; (2) factors associated with companies, such as the Company, that are engaged in the production and integration of renewable natural gas (RNG), including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; (3) macroeconomic conditions related to the global COVID-19 pandemic; (4) the effects of increased competition; (5) contractual arrangements with, and the cooperation of, landfill and livestock waste site owners and operators, on which the Company operates its landfill gas and livestock waste projects that generate electricity and RNG prices for environmental attributes, low carbon fuel standard credits and other incentives; (6) the ability to identify, acquire, develop and operate renewable projects and RNG fueling stations; (7) the failure to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction; (9) the outcome of any legal proceedings that may be instituted in connection with the proposed transaction; (10) the amount of redemption requests made by ArcLight’s public shareholders; and (11)the ability of the combined company that results from the proposed transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both ArcLight and the Company expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ArcLight’s or the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by ArcLight that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholders meeting of ArcLight to vote on the business combination. ArcLight urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ArcLight, the Company and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ArcLight as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ArcLight Clean Transition Corp. II, 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02116. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ArcLight and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ArcLight’s shareholders in connection with the proposed transaction. Information about ArcLight’s directors and executive officers and their ownership of ArcLight’s securities is set forth in ArcLight’s filings with the SEC. To the extent that holdings of ArcLight’s securities have changed since the amounts printed in ArcLight’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ArcLight, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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